The Wiki Group, Inc.
1093 Broxton Avenue, Suite 210
Los Angeles, CA 90024

April 17, 2012

Michael R. Clampitt
Senior Counsel, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
WikiLoan, Inc.
Form 8-K
Filed February 14, 2012
Schedule 14C
Filed August 5, 2011
Form 10-Q for the Quarterly Periods Ended
July 31, 2011 and October 31, 2011
Filed September 19, 2011 and December 15, 2011
Form 10-K for the Fiscal Years Ended
January 31, 2009, January 31, 2010 and January 31, 2011
Filed April 17, 2009, May 17, 2010 and May 11, 2011
File No. 033-26828

Dear Mr. Clampitt:

We are in receipt of your letter dated March 20, 2012 to Mr. Edward C. DeFeudis, our President and Chief Financial Officer, in regard to the above-referenced SEC Filings (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However, we are unable to provide a complete response on or before April 17, 2012 (the “Due Date”).  Please accept this correspondence as our request for an extension of the Due Date to May 1, 2012.

Thank you for your attention to this matter.

Sincerely,

The Wiki Group, Inc.

/s/ Edward C. DeFeudis
Edward C. DeFeudis
President and Chief Financial Officer